                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
                          -----------------


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ______________

                         Commission file number 0-15386

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Cerner Corporation Foundations Retirement Plan
                             2800 Rockcreek Parkway
                              Kansas City, MO 64117

     B. Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

                              REQUIRED INFORMATION



Report of Independent Auditors'                                                         3

Financial Statements and Schedule

         Financial Statements:

                  Statements of Net Assets Available for Participants
                  at December 31, 2001 and 2000                                         4

                  Statements of Changes in Net Assets Available for Participants
                  for the Years ended December 31, 2001 and 2000                        5

                  Notes to Financial Statements                                         6

         Supplemental Schedule:

                  Schedule I - Schedule of Assets Held for Investment Purposes
                  at December 21, 2001                                                  10

                  Schedule II - Schedule of Reportable Transactions
                  at December 31, 2001                                                  11

         Exhibit

                  Exhibit 23 - Consent of Independent Auditors'                         12


                                    SIGNATURE

The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly casued this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             FOUNDATIONS RETIREMENT PLAN


Dated: June 28, 2002                      By:  \s\ Marc G. Naughton
       -------------                         -----------------------------------

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Cerner Corporation:


We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for participants for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.







Kansas City, Missouri
May 31, 2002

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN
               Statements of Net Assets Available for Participants
                           December 31, 2001 and 2000

                                                                                        2001                  2000
                                                                                 -------------------   -------------------
Assets:
     Investments at fair value (note 6)                                         $    135,394,774           118,690,457
     Employer contributions receivable                                                   297,500                   --
     Cash                                                                                  5,211             1,562,014
                                                                                 -------------------   -------------------
                 Net assets available for participants                          $    135,697,485           120,252,471
                                                                                 ===================   ===================

See accompanying notes to financial statements.

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN
         Statements of Changes in Net Assets Available for Participants
                     Years ended December 31, 2001 and 2000

                                                                                        2001                  2000
                                                                                 -------------------   -------------------
Additions to net assets attributed to:
     Net appreciation (depreciation) in fair value of
        investments (note 6)                                                    $       (135,571)           31,223,795
     Interest and dividends                                                              407,961             4,350,661
     Employer contributions (note 2)                                                   2,704,968             3,908,548
     Associates contributions (note 2)                                                18,112,043            15,618,613
                                                                                 -------------------   -------------------
                 Total additions                                                      21,089,401            55,101,617
                                                                                 -------------------   -------------------
Deductions from net assets attributed to:
     Distributions to associates (note 3)                                             (5,634,655)           (7,707,718)
     Investment expenses                                                                  (9,732)              (10,820)
                                                                                 -------------------   -------------------
                 Total deductions                                                     (5,644,387)           (7,718,538)
                                                                                 -------------------   -------------------
                 Net increase                                                         15,445,014            47,383,079
Net assets available for participants:
     Balance at beginning of year                                                    120,252,471            72,869,392
                                                                                 -------------------   -------------------
     Balance at end of year                                                     $    135,697,485           120,252,471
                                                                                 ===================   ===================

See accompanying notes to financial statements.

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000



(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       GENERAL

       The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Document for more complete information.

       The Plan was adopted by the board of directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. The Plan has most recently been amended and restated to comply with certain changes in the law since 1996. The Plan is administered by a third-party administrator. All associates of the Company are eligible for participation in the Plan upon attaining age eighteen except for:

       - associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

       - certain nonresident aliens who have no earned income from sources within the United States of America;

       -       leased associates; or

       - associates who were previously not treated as associates of the Employer but who are reclassified as being associates.

       BASIS OF PRESENTATION

       The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America, and present the Plan's net assets available for participants and changes in those net assets.

       EXPENSES

       Substantially all costs and expenses incurred in administering the Plan are paid by the Company. Expenses related to issuance of loans to participants are charged to the participant obtaining the loan.

       INVESTMENTS

       The Plan's investments and earnings thereon are held in a bank trust account. The fair values of investments are based principally on quotations from national securities exchanges. Purchases and sales of securities are recorded on a trade-date basis.

       LOANS TO PARTICIPANTS

       At the discretion of the Company, loans may be made to participants in an amount that is the lesser of (1) 50% of the participant's vested account balance at the time the loan is initially requested, or (2) $50,000 minus the excess of the participant's highest outstanding loan balance during the twelve-month period ending on the date the loan is initially requested over the outstanding loan balance. Generally, the loan period may not exceed five years and the interest rate is prime plus 1%. Loans may not be taken from a participant's Employer matching contribution account.

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000



       USE OF ESTIMATES

       The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)    CONTRIBUTIONS

       Participating associates may elect to make pretax contributions from 1% to 20% of their compensation to the Plan, subject to annual limits imposed by the Internal Revenue Service. Participants may direct contributions into nine different investment funds. These funds include investments in the Company common stock, the American Century Ultra Fund, the American Century Growth Fund, the American Century Select Fund, the American Century Balanced Fund, the American Century Value Fund, the American Century International Growth Fund, the American Century Stable Asset Fund, and the Charles B. Schwab Personal Choice Account. The Company generally will make matching contributions in an amount equal to 33% of the participant's annual contribution, not to exceed 6% of the participant's annual compensation. All Company contributions are directed to the Company common stock fund.

       During 2001, the Company made an additional matching voluntary contribution of $1,077,560, which represented 0.75% of eligible associate's compensation based on the Company's 2000 financial performance. No such contribution was made by the Company in 2000. In 2000, the Company funded $1,500,000 of contributions related to 2001 matching contributions.

(3)    DISTRIBUTIONS AND TRANSFERS

       Upon normal retirement, retirement for permanent disability, or death, a participant is entitled to the full value of the assets attributable to his or her contributions and Company contributions made on his or her behalf. Upon termination for any other reason, a participant is entitled to 100% of his or her contributions and the vested portion of Company contributions. Company contributions vest 20% after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Through December 31, 2000, forfeitures of nonvested contributions were allocated to all Plan participants as of the Plan year-end on a pro rata basis according to individual participant annual earnings. Effective January 1, 2001, forfeitures of nonvested contributions are used first to reduce the Plan's ordinary and necessary administrative expenses and, to the extent any forfeitures remain, to offset any Employer matching contributions.

       To the extent a participant's account balance is invested in Company common stock, participants receive distributions of such stock in shares of the Company's common stock, except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a value less than $1,000. During the years ended December 31, 2001 and 2000, 48,843 and 97,988 shares of the Company's common stock, respectively, were distributed to withdrawing participants. Participants receive distributions from all other funds in cash.

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000



       Associate dollars invested in Company stock are allowed to be transferred out once per quarter with a 25% limit. Transfer elections are restricted for six months until the next option to transfer. Effective August 1, 2002, associates will be able to make up to twelve transfers out of Company stock per calendar year, with no limit to the amount of stock an associate can move in any one transfer. These transfer provisions relate to associate-owned Company stock only. Transfers out of Company stock contributed to a participant's account by the Company are prohibited except in the event of termination of employment with the Company.

(4)    TAX STATUS

       The Plan received a favorable determination letter, dated August 25, 1994, from the Internal Revenue Service confirming the tax-exempt status of the Plan under Section 401(a) of the Internal Revenue Code. The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(5)    PLAN PARTICIPANTS

       The following summarizes the number of participants by fund as of December 31:

                                                                             2001                  2000
                                                                       ------------------   -------------------
Company common stock                                                            3,803                 3,111
American Century Mutual Funds:
     Ultra                                                                      2,341                 2,099
     Growth                                                                     2,122                 1,853
     Select                                                                     1,491                 1,252
     Balanced                                                                     959                   751
     Value                                                                        859                   416
     International Growth                                                       1,032                   777
     Stable Asset                                                                 819                   627
Charles B. Schwab Personal Choice Account                                          65                    49

       Because associates may invest in more than one fund, the number of associate participants above exceeds the total number of associate participants.

(6)    INVESTMENTS

       The following presents investments that represent 5% or more of the Plan's net assets:

                                                                           2001                  2000
                                                                    -------------------   -------------------
Company common stock                                               $     85,039,764            73,455,862
American Century:
     Ultra Fund                                                          16,271,494            15,925,168
     Growth Fund                                                         12,082,300            12,010,999
     Select Fund                                                          6,924,310             6,980,968
Other                                                                    15,076,906            10,317,460
                                                                    -------------------   -------------------
                                                                   $    135,394,774           118,690,457
                                                                    ===================   ===================

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000


       During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                          2001                  2000
                                                                   -------------------   -------------------
Mutual funds                                                      $        (6,660,373)          (10,943,376)
Company common stock                                                        6,524,802            42,167,171
                                                                   -------------------   -------------------
                                                                  $          (135,571)           31,223,795
                                                                   ===================   ===================

(7)    NONPARTICIPANT DIRECTED INVESTMENT

       As described in note 2, Company contributions are invested exclusively in Company common stock. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investment at December 31, 2001 and 2000 is as follows:

                                                                          2001                  2000
                                                                    ------------------    ------------------
Net assets available for participants:
     Company common stock                                          $    85,039,764            73,455,862
Changes in net assets available for participants:
     Contributions                                                 $     8,162,494             6,543,869
     Dividends                                                               6,120                 1,765
     Transfers out                                                        (244,478)             (673,964)
     Net appreciation                                                    6,524,802            42,167,171
     Distributions                                                      (2,865,036)           (4,345,183)
                                                                    ------------------    ------------------
                                                                   $    11,583,902            43,693,658
                                                                    ==================    ==================


(8)    TRANSACTIONS WITH PARTIES-IN-INTEREST

       Transactions with parties-in-interest during the years ended December 31, 2001 and 2000 were as follows:

        DESCRIPTION OF TRANSACTION                   COST
--------------------------------------------   ------------------
2001:
     Purchased 280,854 shares of
        Company common stock                    $    8,162,494
2000:
     Purchased 207,598 shares of
        Company common stock                    $    6,543,869

                                                                      SCHEDULE 1
                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN
                 Schedule of Assets Held for Investment Purposes
                                December 31, 2001

                                                                                                                    FAIR
          ASSET                                       DESCRIPTION                                   COST            VALUE
---------------------------  ---------------------------------------------------------------   --------------- --------------
Cerner Corporation*          1,703,180 shares of common stock                                $  33,087,551       85,039,764
American Century*            Ultra Investors Mutual Fund, 588,694 shares                           (1)           16,271,494
American Century*            Growth Investors Mutual Fund, 618,970 shares                          (1)           12,082,300
American Century*            Select Investors Mutual Fund, 187,144 shares                          (1)            6,924,310
American Century*            Balanced Investors Mutual Fund, 260,142 shares                        (1)            3,839,696
American Century*            Value Mutual Fund, 406,432 shares                                     (1)            2,845,024
American Century*            International Growth Mutual Fund, 281,881 shares                      (1)            2,246,590
American Century*            Stable Asset Fund, 3,579,025 units of participation                   (1)            3,579,025
Charles B. Schwab            Schwab Personal Choice Account, 773,762 shares                        (1)              773,762
Loans to participants*       Loans to participants (bearing interest from 6.0% to 10.5%)           (1)            1,792,809
                                                                                                               --------------
                                                                                                              $ 135,394,774
                                                                                                               ==============

(1) In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant directed investments.

* Party-in-interest.



See accompanying independent auditors' report.

                                                                      SCHEDULE 2
                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN
                       Schedule of Reportable Transactions
                          Year ended December 31, 2001

    IDENTITY OF PARTY           DESCRIPTION             PURCHASE         SELLING        ORIGINAL          NET GAIN
        INVOLVED                  OF ASSET               PRICE            PRICE           COST             (LOSS)
--------------------------   -------------------   -------------------   ---------   ----------------   -------------
Cerner Corporation             Common stock        $      8,162,494         --           8,162,494             --
                                                   ===================   =========   ================   =============

NOTES:
     A reportable transaction is defined by the Department of Labor as:

     -    A single transaction in excess of 5% of the fair value of plan assets.

     - A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more than 5% of the fair value of the plan assets.

     - A series of transactions with respect to securities of the same issue which amounts in the aggregate to more than 5% of the fair value of the total plan assets.

     - Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the fair value of plan assets.

     A reportable transaction is identified by comparing the fair value of the transaction at the transaction date with the fair value of the plan assets at the beginning of the year ended December 31, 2001.




See accompanying independent auditors' report.